                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*



                       PROLONG INTERNATIONAL CORPORATION

                               (Name of Issuer)



                                 Common Stock

                        (Title of Class of Securities)



                                  743409-10-4

                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------                                  ---------------------
  CUSIP NO. 743409-10-4                   13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas C. Billstein
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (SEE INSTRUCTIONS)                                        (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,441,600

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,441,600

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,441,600

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON  (See Instructions)
12
      IN

------------------------------------------------------------------------------

Item 1.

      (a) Name of Issuer: Prolong International Corporation
          --------------

      (b) Address of Issuer's Principal Executive Offices:
          -----------------------------------------------
          6 Thomas
          Irvine, CA 92618

Item 2.

      (a) Name of Person(s) Filing: Thomas C. Billstein
          ------------------------

      (b) Address of Principal Business Office:
          ------------------------------------
          6 Thomas
          Irvine, CA 92618

      (c) Citizenship: United States of America
          -----------

      (d) Title of Class of Securities:  Common Stock
          ----------------------------

      (e) CUSIP Number:  743409-10-4
          ------------

Item 3.

      If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [_]  Broker or dealer registered under Section 15 of the Act;

          (b)  [_]  Bank as defined in Section 3(a)(6) of the Act;

          (c)  [_]  Insurance Company as defined in Section 3(a)(19) of the Act;

          (d) [_] Investment Company registered under Section 8 of the Investment Company Act;

          (e) [_] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940;

          (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

          (g)  [_]  Parent Holding Company in accordance with
                    Section 240.13d-1(b)(1)(ii)(G) (Note, see Item 7);

          (h)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.   Ownership.

      If the percent of the class owned, as of December 31, 1998, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a) Amount beneficially owned:  1,441,600 shares of Common Stock

          (b) Percent of Class:  5.7%

          (c) Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote  1,441,600;

              (ii)  shared power to vote or to direct the vote  0;

              (iii) sole power to dispose or to direct the disposition of
                    1,441,600;

              (iv)  shared power to dispose or to direct the disposition of  0.

                                  Page 3 of 4


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Item 5.   Ownership of 5% or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [_]


Item 6.   Ownership of More than 5% on Behalf of Another Person:

          Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.


Item 8.   Identification and Classification of Members of the Group:

          Not applicable.


Item 9.   Notice of Dissolution of the Group:

          Not applicable.


Item 10.  Certification

          Not applicable.



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 4, 1999                By:  /s/ Thomas C. Billstein
                                          ----------------------------
                                          Thomas C. Billstein,
                                          Vice President and Secretary



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